    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           --------------------------
                             PHOENIX NETWORK, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                      4813                          84-0881154
(State or other jurisdiction of            (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)             Classification Code Number)           Identification No.)

                              1687 COLE BOULEVARD
                               GOLDEN, CO  80401
                                 (303) 205-3500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               WALLACE M. HAMMOND
                                   PRESIDENT
                             PHOENIX NETWORK, INC.
                              1687 COLE BOULEVARD
                               GOLDEN, CO  80401
                                 (303) 205-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With Copies to:
                            ERNEST J. PANASCI, ESQ.
                            KEVIN G. O'CONNELL, ESQ.
                               FREEBORN & PETERS
                          950 17TH STREET, SUITE 2600
                             DENVER, COLORADO 80202
                                 (303) 628-4200
                              (303) 628-4240 (FAX)
                           --------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (x )
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ( )
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ( )
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.( )

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                          Amount      Proposed Maximum                            Amount of
        Title of Each Class of             to be       Offering Price         Aggregate         Registration
      Securities to be Registered       Registered       Per Share         Offering Price            Fee
------------------------------------------------------------------------------------------------------------
 Common Stock, $.001 par value          1,492,500           $3.625(1)      $5,410,312.50(1)      $1,639.49
------------------------------------------------------------------------------------------------------------
 Common Stock underlying Warrants          53,333            $3.75           $199,998.75            $60.61
------------------------------------------------------------------------------------------------------------
 Common Stock underlying Warrants          45,000            $4.00           $180,000.00            $54.55
------------------------------------------------------------------------------------------------------------
       Total                                                               $5,790,311.25
------------------------------------------------------------------------------------------------------------
       TOTAL REGISTRATION FEE                                                                    $1,755.00
============================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the American Stock Exchange on January 27, 1997.

                           --------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION DATED JANUARY 31, 1997

                               1,590,833 SHARES

                              PHOENIX NETWORK INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                           --------------------------

         This Prospectus relates to the public offering, which is not being underwritten, of 1,590,833 shares (the "Shares") of Common Stock of Phoenix Network, Inc. ("Phoenix" or the "Company"). The Shares may be offered by certain stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution." The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker might be in excess of customary commissions). To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement.

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the Shares being offered by the Selling Stockholders.

         INVESTMENTS IN THE SHARES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN PHOENIX COMMON STOCK.

         The Common Stock of the Company is traded on the American Stock Exchange under the trading symbol "PHX."

                           --------------------------

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                The date of this Prospectus is January __, 1997

                             AVAILABLE INFORMATION

         Phoenix is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed and traded on the American Stock Exchange (the "AMEX"). Reports, proxy statements and other information concerning Phoenix may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

         Phoenix has filed with the SEC a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's Common Stock being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHOENIX NETWORK, INC.'S PRINCIPAL EXECUTIVE OFFICES AT 1687 COLE BOULEVARD, GOLDEN, COLORADO 80401 ATTENTION: JEFFREY L. BAILEY, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE (303) 205-3500.

         Phoenix will provide without charge to each person, upon the written or oral request of any such person, a copy of any and all of the documents referred to below which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

         The following documents previously filed by Phoenix with the SEC pursuant to the Exchange Act are incorporated herein by reference:

                 (a) Phoenix's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended on Form 10-K/A;

                 (b) Phoenix's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

                 (c) Phoenix's Current Reports on Form 8-K dated January 16, 1996, and October 8, 1996 and amendments to such Current Reports on Form 8-K/A dated April 1, 1996 and December 6, 1996, respectively, and Phoenix's Current Report on Form 8-K dated January 23, 1997.

                 (d) The description of Phoenix's Common Stock which is contained in Phoenix's Registration Statement on Form 10, filed August 7, 1989 (File No. 0-17909) including any amendment or report filed for the purpose of updating such description.

         All documents filed by Phoenix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Statements contained in this Prospectus or in any document incorporated into this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made to the particular discussions set forth under "THE COMPANY." In connection with forward-looking statements which appear in these disclosures, prospective investors should carefully review the factors set forth in this Prospectus under "RISK FACTORS--Possible Acquisitions; Need for Additional Capital," "--Need to Successfully Integrate Acquisitions," "--Ability to Successfully Implement New Billing and Customer Care Platform," "--Reliance on Switching Service Providers; Risks Associated with Network Deployment," "--Ability to Successfully Develop New Products and Enter New Market" and "-- Customer Attrition."

                                  THE COMPANY

GENERAL

         Phoenix is a facilities-based reseller of telecommunications services which sells to residential accounts and small to medium-sized commercial accounts. The Company signs up customers for long distance and other telecommunications services and places them either on its own network or on the network of the nation's largest facilities based carriers. In addition to basic long distance service, Phoenix offers 800 numbers, calling cards, conference calling, debit cards, private lines, dedicated circuits, international callback and internet access.

         During the latter half of 1995, Phoenix embarked on an acquisition strategy with the stated goal of acquiring companies which could either add new products to Phoenix's product portfolio or whose customer base and sales organization would represent a profitable investment. During 1995, Phoenix acquired Bright Telecom, L.P., a small international call-back provider and Tele-Trend Communications, LLC, a Denver-based switchless reseller. During 1996, Phoenix acquired Automated Communications, Inc., a Denver facilities-based reseller and AmeriConnect, Inc., an Overland Park-based switchless reseller. Phoenix will continue to pursue acquisitions of companies which could add profitable products or customer bases. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.

RECENT DEVELOPMENTS

         The Company's board of directors has authorized the Company to seek the conversion into Common Stock of all of the issued and outstanding shares of the Company's Series A Preferred Stock, Series B Preferred Stock,

Series D Preferred Stock and Series F Preferred Stock. As of January 27, 1997, Phoenix estimates that the conversion of each of the above series of Preferred Stock will result in the issuance of an aggregate of approximately 7,098,069 shares of Common Stock. It is expected that such conversion, if it occurs, will take place in the first and/or second quarters of 1997.

         In November 1996, Phoenix repurchased, for par value ($.001 per share), all outstanding shares of the Company's Series C Preferred Stock.

         In the fourth quarter of 1996, the Company incurred approximately $900,000 in closing costs that related to the acquisition of AmeriConnect, Inc., which was consummated on October 8, 1996, resulting primarily from severance payments and fees paid to advisors.

         The Company's executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401 (telephone: (303) 205-3500.

                                  RISK FACTORS

         In evaluating Phoenix's business, prospective investors should consider carefully the following considerations in addition to the other information contained or incorporated by reference in this Prospectus.

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below as well as those discussed in reports filed with the SEC by Phoenix.

         Negative Cash Flow From Operations.       For the year ended December
31, 1995 and the nine months ended September 30, 1996, the Company's consolidated loss before interest expense, income taxes, depreciation and amortization, loss on abandonment of fixed assets and relocation expense was $148,000 and $498,000, respectively. The Company's ability to achieve positive cash flow from operations will be dependent primarily upon the successful implementation of the Company's business strategy, which relies largely upon the Company's ability to increase cash flow through acquisitions and decrease average line costs through deployment and loading a nation-wide long distance network system (the "Network"), consisting of switching equipment in major metropolitan areas and transmission facilities between these switches. Other factors which are beyond the control of the Company, such as the future actions of competitors and regulators, may also affect the Company's realization of the benefits of its business strategy. There can be no assurance that the Company will be successful in improving its cash flow.

         History of Operating Losses.      Phoenix has sustained operating
losses of $542,000, $1.9 million and $1.4 million for the years ended December 31, 1992, 1993 and 1995, respectively, and operating income of only $2,000 for the year ended December 31, 1994. For the nine months ended September 30, 1995, Phoenix had operating income of $209,000. For the nine months ended September 30, 1996, Phoenix had operating losses of $4.8 million. Phoenix expects to continue to incur operating losses for the foreseeable future due to the high amortization of goodwill charges resulting from acquisitions and other factors. To finance its operations, Phoenix has a line of credit facility of up to $10.0 million under the Amended and Restated Loan and Security Agreement with Foothill Capital Corporation (the "Credit Facility") and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. If Phoenix cannot achieve operating profitability, it may have difficulty in attracting equity capital or other financing, and the value of its common stock may be adversely affected, which may limit the ability of Phoenix to use its common stock to make future acquisitions. This, in turn, could negatively affect Phoenix's ability to successfully implement its business strategy.

         Possible Volatility of Stock Price.       The market price of
Phoenix's Common Stock has, in the past, fluctuated substantially over time and may in the future be highly volatile. Factors such as the announcements of rate changes for various carriers and/or vendors, including U.S. One Communications Corp. ("US One"), ICG Telecom Group, Inc. ("ICG") and Comdisco Network Services, a division of Comdisco, Inc. ("Comdisco"), technological innovation or new products or service offerings by Phoenix or its competitors, as well as market conditions in the telecommunications industry generally and variations in Phoenix's operating results, could cause the market price of Phoenix's Common

Stock to fluctuate substantially. Because the public float for Phoenix's Common Stock is small, additional volatility may be experienced.

         Substantial Leverage.    The Company may incur up to $10.0 million of
indebtedness under the Amended and Restated Loan and Security Agreement with Foothill Capital Corporation (the "Credit Facility") and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. The level of the Company's indebtedness could have adverse consequences, including the effect of such indebtedness on (i) the Company's ability to fund internally, or obtain additional debt or equity financing in the future for, acquisitions, working capital, operating losses, capital expenditures and other purposes; (ii) the Company's flexibility in planning for or reacting to changes in its business and market conditions; (iii) the Company's flexibility to compete with less highly leveraged competitors, particularly in the area of price competition and (iv) the Company's financial vulnerability in the event of a downturn in its business or the general economy.

         The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by the successful implementation of its business strategy and financial, business and other factors, certain of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be required to sell assets, obtain additional equity capital, restructure its debt and/or reduce or delay capital expenditures. In such event, the Company could face substantial liquidity problems, and there can be no assurance as to the success of such measures or the proceeds which the Company could realize therefrom.

         Competition.     The telecommunications services industry is highly
competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. It is characterized by low barriers to entry (e.g., the major facilities-based carriers' bulk rate tariffs are available to a wide range of potential market entrants), intense competition for customers and high customer churn rates. Competition on the basis of price, service offerings, and customer service is expected to increase.

         Furthermore, the 1996 Act can be expected to increase competition in the domestic long distance market as the Regional Bell Operating Companies ("RBOCs") begin providing both in-region and out-of-region long distance service. The RBOCs may build their own national networks, resell telecommunications services of others, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other long distance providers, the domestic long distance service industry can be expected to consolidate.

         Certain of Phoenix's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Phoenix, control transmission lines and have long-standing relationships with Phoenix's target customers. Phoenix competes with the same facilities-based carriers from which Phoenix procures bulk-rate services. Certain of Phoenix's competitors are able to provide services comparable to or more extensive than Phoenix's at rates competitive with Phoenix's rates. Additionally, Phoenix's strategy of deploying and loading a network can be replicated by some of its competitors.

         Phoenix competes with the principal long distance carriers, AT&T Corporation ("AT&T"), MCI Communications Corp. ("MCI"), and Sprint Corporation ("Sprint") as well as with other major providers of long distance services, including Frontier Communications (a subsidiary of Frontier Corporation), and LDDS/WorldCom, Inc. and its subsidiaries, including WilTel ("LDDS/WorldCom"). Additionally, as a result of the Congress' recent enactment of the Telecommunications Act of 1996 (the "1996 Act"), the nation's largest local telephone companies (i.e., the RBOCs) and the General Telephone and Electronics operating companies (collectively "GTE"), energy utilities, cable television companies, competitive local exchange carriers ("CLECs") such as MFS Communications Company, Inc., and other entities will also be allowed to provide long distance service in the near future subject to various regulatory requirements and safeguards. An increase in such competition could have a material adverse effect on Phoenix's business, financial condition and results of operations, including higher customer attrition.

         There can be no assurance that Phoenix will be able to compete successfully in the future. Phoenix intends to compete in the long distance market and in the local market on the basis of price, service offerings and customer service. Phoenix's ability to compete on the basis of price is dependent on its ability to implement its Network and secure volume-discount pricing from vendor carriers and wholesale local access and local dialtone providers. The same volume-discount pricing and Network strategy that Phoenix utilizes is available to current and potential competitors. Phoenix does not have proprietary contractual arrangements in this regard. As a result, there are no substantial barriers to the entry of additional competitors into the field. Furthermore, to the extent such competitors acquire or develop facilities-based long distance and/or local networks, such competitors may be able to offer rates as low as or lower than those available from Phoenix.

         Phoenix's competitors may reduce rates or offer incentives to existing and potential customers of Phoenix, whether caused by general competitive pressures or the entry of the RBOCs, GTE and other local exchange carriers ("LECs") into the long distance market. Phoenix has historically attracted customers by pricing its services at a discount to the basic "1 plus" rates offered by AT&T, MCI and Sprint. These and other large long distance providers are offering an increasing number of flat rate and other rate plans in addition to basic service, and these plans are likely to result in a reduction in the number of long distance customers using basic "1 plus" rates. Because Phoenix believes that to maintain its competitive position it must be able to reduce its prices in order to maintain its relative price position in the market, a decrease in the rates charged by others for long distance services could have a material adverse effect on Phoenix's business, results of operations and financial condition.

         In addition, in certain instances LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. As LECs become free to set rates and to provide discounts to high-volume customers, the ability of competitors that are substantially larger than Phoenix to obtain volume discounts for access and termination charges could adversely affect Phoenix by reducing the operating costs of its larger competitors relative to those of Phoenix. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and LDDS/WorldCom will be able to guarantee substantially larger volumes to LECs than will Phoenix. As deregulation of the local exchange market occurs, LECs may be willing to grant large interexchange carriers ("IXCs") significant discounts in return for guarantees of volume. There can be no assurance that Phoenix will be able to obtain similar discounts.

         Phoenix intends to commence offering local dialtone service in 1997. Phoenix expects to face intense competition from the RBOCs, which are the principal current providers of local dialtone services, and from other telecommunications services providers, including other long distance providers, who may also enter the market.

         Possible Acquisitions; Need for Additional Capital. As part of its growth strategy, Phoenix intends to pursue acquisitions of companies which could add profitable products or customer bases. With respect to any future acquisition, there can be no assurance that Phoenix will be able to locate or acquire suitable acquisition candidates, or that any companies or customer bases which are acquired can be effectively and profitably integrated into Phoenix. The success of Phoenix's acquisition strategy is dependent on a number of factors, many of which are not in Phoenix's control, including (i) Phoenix's ability to identify attractive acquisition candidates; (ii) Phoenix's ability to negotiate terms to such acquisitions that are favorable to Phoenix;
(iii) the timely completion of any agreed upon acquisitions; (iv) the successful integration of the acquired businesses into Phoenix's existing business; and (v) the ability of Phoenix to retain the acquired customers and sales personnel after completion of the acquisition. The ability of Phoenix to transmit the long distance calls of customers of acquired businesses on Phoenix's Network may be affected by the terms of existing agreements of such acquired businesses with facilities-based carriers, which could limit the economic benefit of the migration of this traffic volume to the Network while such agreements are in effect. While Phoenix believes it can acquire companies at favorable prices, there can be no assurance that Phoenix will be able to do so or that intense competition for such companies will not develop among certain of Phoenix's competitors. Additionally, although acquisitions will be made with the intent of enhancing Phoenix's long-term profitability, they may negatively impact Phoenix's operating results, particularly during the periods immediately following the acquisition. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities, substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.

         Need to Successfully Integrate Acquisitions.       Phoenix must be
able to rapidly and effectively integrate the businesses of acquired companies
with its own in order to successfully implement its acquisition strategy.   The
successful integration of acquired businesses is dependent on a number of factors, including minimizing the costs of assimilating the operations and personnel of the acquired business with Phoenix's, minimizing customer attrition following the acquisition, avoiding disruption of Phoenix's ongoing business, including the distraction of management from day-to-day operations, maximizing the potential of any acquired products or services, eliminating duplicative costs and maintaining uniform standards, controls, procedures and policies. Phoenix will be required to assess and manage the obligations of acquired companies, including contingent liabilities which may be difficult to quantify. The management information systems ("MIS systems"), including the billing systems, of the acquired companies may be different from those of Phoenix's, may be subject to existing contracts with third party providers and must be integrated into Phoenix's. To the extent Phoenix acquires businesses in which its management has no prior experience, Phoenix may be dependent on the management of the acquired business.

         Management of Rapid Growth.       Phoenix's strategy to grow through
acquisitions and enter new markets will place additional demands upon Phoenix's management and its customer service, sales, marketing and administrative resources. The growth of Phoenix will result in an increased level of responsibility for both existing and new management personnel. Phoenix will be required to implement and improve its operating and financial systems and controls and to attract, retain, train and manage new employees. Phoenix's management will be required to manage the day-to-day operations of Phoenix's current long distance service while pursuing possible acquisitions and developing and introducing new products and services. If Phoenix is unable to meet the demands of expected growth, its operations and financial condition could be materially adversely affected.

         Ability to Successfully Implement New Billing and Customer Care
Platform.   Primarily as a result of previous acquisitions, Phoenix currently uses seven distinct billing systems. In addition, it is likely that any businesses acquired pursuant to Phoenix's acquisition strategy will also have partially or completely distinct billing systems. Phoenix is in the process of implementing a new billing and customer care platform (the "New Billing and Customer Care Platform") to replace the existing billing systems at a cost of approximately $3.0 million, of which approximately $1.7 million has been expended as of September 30, 1996. The New Billing and Customer Care Platform is fully installed and in the process of being tested. Certain of Phoenix's customers are expected to receive their bills from the New Billing and Customer Care Platform in early 1997, with the rest of Phoenix's customers being phased onto the New Billing and Customer Care Platform over 1997. There can be no assurance that the New Billing and Customer Care Platform will be operational when anticipated or will operate as expected, and any difficulties in operating the New Billing and Customer Care Platform or integrating MIS systems could adversely affect Phoenix's ability to generate timely billing information and management reports.

          Dependence on Independent Distributors. Like many other companies in the telecommunications industry, Phoenix relies on independent distributors for a significant percentage of its new business sales. While Phoenix devotes significant resources on training and building relationships with these distributors, they are independent contractors who, in some instances, also do business with other telecommunications providers. Phoenix has only a limited degree of control over the operations of these distributors and adherence by the distributors to Company policies and procedures.

         Reliance on Switching Service Providers; Risks Associated with Network
Deployment.   A key component of Phoenix's business strategy is to lower its line costs by deploying and loading the Network as an alternative to purchasing bulk capacity from facilities-based carriers on a bundled basis. To implement its strategy, Phoenix has entered into agreements with ICG and US One for use of their long distance switches, some of which have been deployed and others of which are currently being deployed, and with Comdisco and LDDS/WorldCom to lease parts of their private line transmission networks. In order to maximize the benefits of this strategy, Phoenix needs to maximize the amount of long distance calls transmitted on Phoenix's Network and decrease the amount of its customers' long distance calls that it transmits on the networks of third-party carriers. Management of Phoenix has estimated that substantial cost savings can be achieved as a result of moving call traffic On Network from being
handled solely by third-party carriers Off Network.   The cost savings
estimates have been prepared solely by members of management of Phoenix. The estimates make certain assumptions as to general industry and business conditions, many of which are beyond the control of Phoenix. Investors are cautioned that the actual cost savings realized by Phoenix may vary from the estimates contained herein. There can be no assurance that unforeseen costs and expenses or other factors will not offset the cost savings in whole or in part.

         Historically, Phoenix has provided long distance services to small businesses by purchasing bulk-rate capacity from third-party carriers and transmitting its customers' long distance calls over those carriers' networks. The success of Phoenix's strategy of deploying its own network will be dependent on the ability of management of Phoenix to deploy and load Phoenix's Network. Phoenix, and ACI, have collectively had more than eight years of experience in operating owned switches, but, prior to July 1996, Phoenix had no previous experience in operating leased switches such as those being deployed by ICG and US One. US One is obligated to supply Phoenix with network design engineering assistance and consultation, but this obligation terminates in April 1998.

         Phoenix's strategy of deploying its Network is based on third party agreements. Currently, Phoenix has agreements with ICG, US One, Comdisco and LDDS/WorldCom.

         As of January 1, 1997, ICG had installed 17 switches. Pursuant to the ICG Agreement, Phoenix has committed to lease switches from ICG in San Francisco, and has the option to lease switches in any other city in which ICG installs a switch. The ICG Agreement expires in December 1999. ICG has the right to increase or decrease rates for services upon 60 days' prior written notice, upon receipt of which Phoenix may either accept such rate change or cancel the affected service without penalty.

         As of January 1, 1997, US One had installed four switches and planned to install ten more through October 1997. The US One Agreement requires Phoenix to lease US One switches as they are installed in each of Denver, Chicago, New York, Tampa, Los Angeles, Boston, Dallas, San Francisco, Minneapolis, Atlanta, Seattle, Washington, D.C., Kansas City, Columbus, Philadelphia, Detroit, Miami and Houston, unless, among certain other conditions, (i) US One does not install one of its first 14 planned switches in accordance with the designated switch implementation schedule, (ii) US One fails to raise $50.0 million in debt or equity capital after January 3, 1996 and prior to May 31, 1997, (iii) US One fails to raise a total of $150.0 million in debt or equity capital after January 3, 1996 and prior to August 31, 1997, or (iv) Phoenix requests services within a market and US One fails to deliver such service within 30 days of such request , in which case the Company may use an alternative switch provider (such as ICG). Phoenix's agreement with US One expires in May 2003. US One may increase the tariffs charged to Phoenix upon 60 days' notice, subject to Phoenix's right to receive switching services from US One at a rate that is not higher than the rate US One charges to any other entity purchasing similar services from US One in the same service area.

         US One experienced service difficulties in the initial phase of the service cut over coincident with the transfer of long distance traffic from Phoenix's switch to US One's switch in Denver. US One has stated that these service difficulties arose principally as a result of US One's use of a newly designed switch configuration and newly designed software. Because Phoenix's long distance traffic originating in Denver could not be transferred in phases to the US One switch, all of Phoenix's long distance traffic originating in Denver had to be transferred all at once from Phoenix's Colorado Springs switch to the US One Denver switch. In the two months following the cut over, Phoenix lost approximately 14% of its customers in the Denver area, which included both regular attrition and cut over-related difficulties. US One has agreed to pay Phoenix $850,000 as compensation for the service difficulties encountered with the Denver switch and as compensation for assistance provided and to be provided by Phoenix in connection with the implementation of US One's
switch network.   On the basis of subsequent switch implementations in Chicago,
New York City and Tampa by US One, the Company believes that the risks of future service difficulties similar to those encountered with the Denver switch are remote. However, there can be no assurance that similar service difficulties will not arise in connection with future switch deployments, or that any such service difficulties would not result in a loss of customers. In addition, although US One has four switches installed and currently in use, certain of the planned services (including inbound 800 and dedicated lines services) are not yet available on such switches. Delays in the provision of these services by US One could delay potential cost savings to Phoenix of using US One switches.

         While Phoenix has agreements to lease switches from both ICG and US One, and believes there are alternatives available to it for leasing switches from other providers, Phoenix is currently contractually obligated to lease switches from US One as they are deployed, subject to certain conditions described above. The ability of US One, as a new company, to execute its own business plan will be dependent on the ability of US One to raise substantial amounts of additional financing and on the success of US One's strategy to enter the local dialtone service market. The failure of US One to perform its obligations under the US One Agreement or execute its business plan could have the effect of delaying the implementation of Phoenix's business strategy while it seeks and implements alternatives, or causing Phoenix to modify its business strategy.

         The Comdisco transmission lines are leased from other transmission providers and are currently in place. The Comdisco Agreement expires in March 1999. Comdisco has the right to increase its monthly fees to Phoenix, upon 30 days' notice, due to any increase in the rates charged to Comdisco by the underlying carriers from whom it leases transmission lines, provided that Comdisco may not increase its aggregate fees to Phoenix by more than 10% per year for the first two years of the term of the agreement. Although Phoenix intends to utilize Comdisco's fixed-cost inter-machine trunk transmission lines ("IMTs") to interconnect a substantial number of its owned and/or leased switches, there can be no assurance that capacity will be available on Comdisco's IMTs. Although Phoenix believes that IMTs will continue to be available from other sources, there can be no assurance that such IMTs will be available at prices comparable to those available from Comdisco.

         Ability to Successfully Develop New Products and Enter New Markets. Phoenix believes that offering a full range of telecommunications products and services will be crucial for it to remain competitive and attract and retain customers. Phoenix's strategy includes offering local dialtone service, an area in which Phoenix has no experience. Phoenix does not currently have a detailed budget for implementing its local dialtone service and thus is not able to estimate the incremental costs of providing this service. However, the costs of providing the related increase in customer service support could be substantial. Marketing costs are also likely to be significant, although Phoenix plans to deploy its local access business in phases over time.

         Phoenix is also seeking to increase the number of residential customers it serves in the long distance market in order to optimize the use of its Network. Residential customers have historically accounted for less than 5% of Phoenix's revenues. Attrition rates for residential customers in the long distance industry are substantially higher than attrition rates for business customers.

         In addition, in pursuing its acquisition strategy Phoenix may acquire companies with lines of businesses in which Phoenix has no experience. Entry into new markets entails risks associated with the state of the market, competition from companies in those markets and increased selling and marketing expenses. There can be no assurance that Phoenix's new products or services will improve its operating results.

         Dependence on Service Providers. Presently, approximately 90% of the long distance calls made by Phoenix's customers are transmitted entirely or partially on the networks of facilities-based carriers that compete with Phoenix, including LDDS/WorldCom, Sprint and Frontier. Until at least the middle of 1998, when Phoenix's Network is expected to be fully deployed and loaded, and even after such date with respect to at least 10% of Phoenix's customer traffic which is expected to remain Off-Network and a portion of Phoenix's On-Network traffic that is terminated through the networks of vendor carriers, Phoenix will be dependent on its ability to obtain bulk-rate long distance transmission capacity from such vendor carriers on a cost-effective basis. Phoenix is vulnerable to changes in its arrangements with such carriers, such as price increases and service cancellations. Phoenix's current agreement with Sprint expires in September 1998 and requires Phoenix to pay minimum usage fees of $20 million during the term of the contract, of which at least $12 million must be spent in the first twelve months of the contract. Phoenix's current agreement with LDDS/WorldCom, which became effective in August 1996 and expires in May 1999, obligates Phoenix to pay minimum usage fees of $15 million, $12 million and $9 million, respectively, during each of the first three six-month periods of the agreement and $12 million during the 12-month period commencing February 1998. Phoenix's current agreement with Frontier expires in March 1998 and requires Phoenix to pay minimum monthly usage fees of $1 million for domestic calls (before discounts) and $200,000 for international calls (after discounts). Phoenix has in certain instances in the past failed to place calling traffic on the networks of vendor carriers sufficient to meet minimum usage requirements. However, in all instances to date where Phoenix has missed a minimum usage requirement and such miss resulted in an obligation to pay a material sum to a vendor carrier, the vendor carrier has waived the obligation or Phoenix has been reimbursed by a third party for the amount of such material sum. Although Phoenix expects to be able to meet its minimum usage requirements going forward, the minimum usage requirements may, depending upon traffic volume, reduce the benefit to Phoenix of the availability of the Network until the minimum requirements decrease per the terms of the agreements or the agreements expire.

         Phoenix is dependent on its facilities-based carriers, and in the future will be dependent on switching service providers, such as and US One and ICG, to provide it promptly with the detailed information on which Phoenix bases customer billings. Any failure of such carriers or switching service providers to provide accurate information on a timely basis could have a material adverse effect on Phoenix's ability to recover charges from its customers.

         Customer Attrition.      The long distance industry is characterized
by a high level of customer attrition. Customer attrition is measured by the number of customers who utilize Phoenix's service in a given month and do not utilize Phoenix's services in the next succeeding month. Phoenix believes its attrition rate is comparable to the attrition rates of long distance providers of comparable size. Attrition in the long distance telecommunications industry is generally attributable to a number of factors, including (i) marketing initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash and other forms of customer "win back" initiatives and other customer acquisition programs and (ii) termination of service for non-payment. As Phoenix acquires residential customers both for long distance and future local dialtone service, Phoenix's customer attrition rate is likely to increase. An increase in Phoenix's customer attrition rate could have a material adverse effect on Phoenix's business, financial condition and results of operations.

         Regulatory and Legislative Uncertainty.   Federal and state
regulations, regulatory actions and court decisions have had, and may have in the future, both positive and negative effects on Phoenix and its ability to compete. Phoenix is subject to regulation by the Federal Communications Commission (the "FCC") and by various state Public Utilities Commissions ("PUCs") as a nondominant IXC. Phoenix is required to file tariffs or obtain other approvals in most of the states in which it operates. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. Neither the FCC nor the state PUCs currently regulate Phoenix's profit levels, but they often reserve the authority to do so. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on Phoenix or that regulators or third parties will not raise material issues with regard to Phoenix's compliance with applicable laws and regulations.

         Phoenix has historically been required to file tariffs specifying the rates, terms and conditions of its interstate and international services with the FCC. On October 31, 1996, the FCC released an order which, among other things, requires all nondominant IXCs to cancel their currently-filed tariffs for interstate domestic services within nine months of the effective date of the order and prohibits such tariff filings in the future. Although information regarding the larger carriers' rate plans is expected to continue to be available through other means, the elimination of the tariff requirement may make Phoenix's pricing policies more difficult to benchmark against the rates of the larger IXCs. Additionally, the elimination of tariff filings may result in the need for Phoenix to formulate and execute bilateral agreements with its customers, give notice to customers of any change in rates, terms and conditions of service, and otherwise increase administrative costs. The absence of an FCC tariff filing requirement may also result in consumers being able to pursue remedies for disputes under state consumer protection and contract laws in a manner currently precluded by the FCC's "filed-rate" doctrine.

         On October 15, 1996, a Federal appeals court issued a stay of effectiveness of certain regulations adopted by the FCC in August 1996 regarding the prices that an incumbent LEC may charge incoming competitors for interconnection, unbundled access to network elements, and resale of LEC services. The stay had been sought by RBOCs, GTE and state regulatory commissions as part of ongoing litigation challenging the regulations issued by the FCC pursuant to the 1996 Act to implement competition in local exchange markets. The stay will remain in effect until the case is decided by the court, probably sometime in 1997. The effect of the stay is to create an ambiguity of authority and further regulatory uncertainty concerning the rules that will apply to the pricing policies of the incumbent LECs. In the absence of effective FCC rules, the state PUCs, through the details of their implementation of competition in their local exchange markets, may produce results that are inconsistent with the FCC's uniform national model. Phoenix cannot predict the impact of this litigation on its plans to offer local dialtone service, beginning in the second half of 1997, or what further actions the FCC may take in response to the ultimate outcome of the case.

         Technological Change.    The telecommunications industry has been
characterized by rapid technological change, frequent new service introductions and evolving industry standards. Phoenix believes that its future success will depend on its ability to anticipate such changes and to offer market responsive services that meet these evolving industry standards on a timely basis. The effect of technological change upon Phoenix's business cannot be predicted and there can be no assurance that Phoenix will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services to satisfy an expanded range of customer needs.

         Dependence on Key Personnel.      Phoenix believes that its success
depends, to a significant extent, on the efforts and abilities of its senior management. Among others, the loss of Wallace M. Hammond, Phoenix's President and Chief Executive Officer, Jeffrey L. Bailey, Phoenix's Senior Vice President and Chief Financial Officer, or Jon Beizer, Vice President of Corporate Development, could have a material adverse effect on Phoenix. Phoenix is currently interviewing candidates for the new position of Chief Operating Officer and is seeking a Vice President of Sales and Marketing. Phoenix believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although Phoenix expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that Phoenix will be able to do so. In addition, because Phoenix may acquire one or more businesses in the future, Phoenix's success will be in part dependent upon its ability to retain and integrate into its own operations personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.

         Transactions with Related Parties; Potential Conflicts of Interest. Phoenix and US One share common directors and stockholders. Mr. David Singleton and Mr. Max E. Thornhill are directors of both Phoenix and US One and beneficially own 173,236 and 1,671,318 shares, respectively, of Phoenix's common stock on a fully diluted basis (assuming full conversion of preferred stock). As a result, certain conflicts of interest may arise in the future in connection with the implementation of Phoenix's agreement with US One and the negotiation of any new agreements between Phoenix and US One.

         Control by Officers and Directors. As of January 27, 1997, Phoenix's executive officers and directors beneficially owned or controlled approximately 34% of the outstanding shares of Phoenix's Common Stock, on an as-if-converted basis. The votes represented by the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, potentially control the election of a majority of Phoenix's directors and the outcome of most corporate actions requiring stockholder approval.

         Investors who purchase Phoenix's Common Stock may be subject to certain risks due to the concentrated ownership of Phoenix's Common Stock.
Such risks include: (i) the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, delay, defer or prevent a change in control of Phoenix, such as an unsolicited takeover, which might be beneficial to the stockholders, and (ii) due to the substantial ownership or control of outstanding shares by Phoenix's executive officers and directors and the potential adverse impact of such substantial ownership or control on a change in control of Phoenix, it is less likely that the prevailing market price of the outstanding shares of Phoenix's Common Stock will reflect a "premium for control" than would be the case if ownership of the outstanding shares were less concentrated.

         Market Overhang.    As part of this offering, the Selling Stockholders
may sell up to 1,590,833 shares, which represents approximately 7.7% of Phoenix's total outstanding shares. Although 1,492,500 of the shares are presently outstanding, the registration of these shares will have the immediate effect of increasing the public float of Phoenix's stock. Such increase may cause the market price of Phoenix's Common Stock to decline or fluctuate significantly.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Shares offered hereby although the Company will receive a total of $379,998.75 for 98,333 of the shares if Robert K. Fuchs and Nathan Low exercise their warrants to acquire 24,583 and 73,750 shares, respectively. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

         The Selling Stockholders were issued securities in private placements as summarized below:

         Judy Van Essen was issued 2,800,000 shares of Common Stock as partial consideration to Ms. Van Essen for the acquisition by the Company of Automated Communications, Inc., a Colorado corporation, of which Ms. Van Essen was the sole stockholder. In addition, in connection with the private placement of the 2,800,000 shares of Common Stock, the Company agreed to register 1,400,000 of such shares.

         Robert K. Fuchs, Lawrence Kobren, Jonathan Fuchs, Nathan Low and Malka Fendrich (collectively, the "Sunrise Selling Stockholders") received from Thomas H. Bell, Chairman of the Board of Directors of Phoenix, 18,825, 22,125, 2,000, 40,300 and 9,250 shares of Common Stock, respectively, and Mr. Fuchs and Mr. Low were issued warrants by Phoenix (the "Warrants") to purchase 24,583 and 73,750 shares of Common Stock, respectively, in settlement of a claim by Sunrise Financial Group, Inc. against Thomas H. Bell and the Company. During 1993 and 1994, Sunrise Financial Group, Inc. performed certain financial public relations services for Phoenix. In addition, in connection with the private placement of the securities described above, the Company agreed to register the shares of Common Stock, and shares of Common Stock underlying the Warrants, issued to the Sunrise Selling Stockholders.

         In each case, the issuance of securities by Phoenix to the Selling Stockholders was undertaken pursuant to Section 4(2) of the Securities Act.

         The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of them as of January 27, 1997, the number of shares which may be offered pursuant to this Prospectus and the number of shares of Common Stock owned beneficially after this offering assuming the sale of all of the Shares. This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided.

                                               Shares Beneficially                         Shares Beneficially
                                                 Owned Prior to                                Owned After
                                                  Offering (1)           Shares              Offering (1) (3)
                                           -------------------------     Being           -----------------------
Name                                         Number      Percent (2)   Offered (3)        Number         Percent
----                                       ---------     -----------   -----------       --------        -------
Judy Van Essen                             2,800,000        13.6%       1,400,000        1,400,000         6.8%

Robert K. Fuchs (4)                           43,408           *           43,408                0           0%

Lawrence Kobren                               22,125           *           22,125                0           0%

Jonathan Fuchs                                 2,000           *            2,000                0           0%

Nathan Low (5)                              114 ,050           *          114,050                0           0%

Malka Fendrich                                 9,250           *            9,250                0           0%

----------------------------------
 *       Less than one percent

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

(2) Applicable percentage of ownership is based on 20,573,702 shares of Common Stock outstanding on January 22, 1997.

(3)      Assumes the sale of all shares offered hereby.

(4) Includes immediately exercisable warrants to purchase 13,333 shares of Common Stock at an exercise price of $3.75 per share and 11,250 shares of Common Stock at an exercise price of $4.00 per share.

(5) Includes immediately exercisable warrants to purchase 40,000 shares of Common Stock at an exercise price of $3.75 per share and 33,750 shares of Common Stock at an exercise price of $4.00 per share.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being offered directly by the Selling Stockholders. The Company will receive no proceeds from the sale of any of the Shares. The sale of the Shares may be effected by the Selling Stockholders from time to time in transactions on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or discounts allowed or reallowed or paid to dealers.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules l0b-6 and l0b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

                                 LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Freeborn & Peters, Denver, Colorado. A partner of such firm serves as Secretary of the Company.

                                    EXPERTS

         The audited consolidated financial statements and supplemental consolidated financial statements of the Company, the consolidated financial statements of AmeriConnect, Inc., and the financial statements of Automated Communication, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Annual Report on Form 10-K, Form 8-K dated January 16, 1996 as amended April 1, 1996, Form 8-K dated October 8, 1996 as amended December 6, 1996, and Form 8-K dated January 23, 1997, have been incorporated herein by reference in reliance on the reports of Grant Thornton LLP, independent certified public accountants upon the authority of said firm as experts in accounting and auditing.

                           --------------------------



                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                 Available Information . . . . . . . . . . . . .   2
                 Incorporation of Certain Documents by
                    Reference  . . . . . . . . . . . . . . . . .   2
                 Forward-Looking Statements  . . . . . . . . . .   3
                 The Company . . . . . . . . . . . . . . . . . .   3
                 Risk Factors  . . . . . . . . . . . . . . . . .   4
                 Use of Proceeds . . . . . . . . . . . . . . . .  11
                 Selling Stockholders  . . . . . . . . . . . . .  11
                 Plan of Distribution  . . . . . . . . . . . . .  12
                 Legal Matters . . . . . . . . . . . . . . . . .  13
                 Experts . . . . . . . . . . . . . . . . . . . .  13





                               1,590,833 SHARES




                             PHOENIX NETWORK, INC.



                                  COMMON STOCK





                                   PROSPECTUS





                                JANUARY   , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee  . . . . . . . . . . . . . . . . . . . . . . .   $ 1,755
Legal expenses*   . . . . . . . . . . . . . . . . . . . . . . . . .     5,000
Accounting fees and expenses* . . . . . . . . . . . . . . . . . . .     5,000
Miscellaneous*  . . . . . . . . . . . . . . . . . . . . . . . . . .     2,000
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . .   $13,755

______________________________

* Estimated


         The Selling Stockholders will bear their own legal fees, sales commissions and related sales expenses in connection with this offering, but will not bear any of expenses listed above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article VI of the Registrant's Certificate of Incorporation ("Article VI") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article VI eliminates the personal liability of the Registrant's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article VI does not eliminate director liability: (i) for breaches of the duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which a director derives an improper personal benefit; and
(iv) under Section 174 of the Delaware General Corporation Law ("Section 174").
Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article VI protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article VI have no effect on claims arising under the federal securities laws.

         With certain limitations, Article XI of the Registrant's By-Laws ("By-Laws Article XI") provides for indemnification of any of the Registrant's past, present and future officers and directors against liabilities and reasonable expenses incurred in any criminal or civil action by reason of such person's being or having been an officer or director of the Registrant or of any other corporation which such person serves as such at the request of the Registrant. Indemnification under By-Laws Article XI is limited to officers and directors who have acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant. Any questions regarding whether the officer or director has met the required standards of conduct are to be answered by (i) a majority of disinterested directors, or
(ii) a written opinion of independent legal counsel selected by the Board. Indemnification rights under By-Laws Article XI are non-exclusive. In the event of an officer's or director's death, such person's indemnification rights shall extend to his or her heirs and legal representatives. Rights under By-Laws Article XI are separable, and if any part of that section is determined to be invalid for any reason, all other parts remain in effect.

         Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses

(including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 16.  EXHIBITS

         The list of exhibits is incorporated herein by reference to the Index to Exhibits immediately preceding the Exhibits to this Registration Statement.

ITEM 17. UNDERTAKINGS

         1.  The undersigned Registrant hereby undertakes:

                 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

                          Provided, however, that paragraphs (a)(i) and (a)(ii)
                 do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the issuer pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

                 (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                 (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on January 31, 1997.


                                        PHOENIX NETWORK, INC.



                                        By:       /s/ Wallace M. Hammond
                                           ------------------------------------
                                                    Wallace M. Hammond
                                           President and Chief Executive Officer



                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wallace M. Hammond and Jeffrey L. Bailey, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and officer of Phoenix Network, Inc.), to sign any and all amendments (including post-effective amendment) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 31, 1997.



         Signature                                                  Title
         ---------                                                  -----
  /s/ Wallace M. Hammond                                        President, Chief Executive Officer
----------------------------------------------                  and Director
  Wallace M. Hammond                                            (Principal Executive Officer)



  /s/ Jeffrey L. Bailey                                         Senior Vice President and Chief
----------------------------------------------                  Financial Officer
  Jeffrey L. Bailey                                             (Principal Financial
                                                                and Accounting Officer)

  /s/ Thomas H. Bell                                            Director
-------------------------------------------------
  Thomas H. Bell



  /s/ James W. Gallaway                                         Director
-------------------------------------------------
  James W. Gallaway


  /s/ Merrill L. Magowan                                        Director
-------------------------------------------------
  Merrill L. Magowan



  /s/ Charles C. McGettigan                                     Director
-------------------------------------------------
  Charles C. McGettigan



  /s/ David Singleton                                           Director
-------------------------------------------------
  David Singleton



  /s/ Max E. Thornhill                                          Director
-------------------------------------------------
  Max E. Thornhill

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  2.1         Merger Agreement, dated January 16, 1996, filed as an exhibit to the
              Registrant's current report on Form 8-K dated January 16, 1996 is hereby incorporated by reference.
  4.1         Certificate of Incorporation of the Registrant as amended to date.*
  4.2         Bylaws of the Registrant.*
  5.1         Opinion of Freeborn & Peters*
 10.1         Settlement Agreement dated May 27, 1996*
 23.1         Consent of Freeborn & Peters (contained in Exhibit 5.1)
 23.2         Consent of Grant Thornton LLP
 24.1         Power of Attorney (contained on the signature pages)

______________

*  To be filed by Amendment.